FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report Of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 1, 2008
Commission File No. 000-49760

MEGAWEST ENERGY CORP.

(Translation of registrant's name into English)

Suite 800, 926 - 5th Ave S.W., Calgary, Alberta, Canada T2P 0N7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGAWEST ENERGY CORP.

/s/ George Orr

George Orr
Director and CFO
Date: August 1, 2008

BRITISH COLUMBIA
ALBERTA
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company MegaWest Energy Corp. (the "Company") Suite 800, 926 – 5th Avenue S.W. Calgary, Alberta, Canada T2P 0N7

Item 2.	Date of Material Change(s) August 1, 2008

Item 3.	News Release The Company’s news release dated August 1, 2008 was disseminated by Market Wire on August 1, 2008.

Item 4.
Summary of Material Change

The Company announced it has added the Devils Basin prospect to the existing Teton and Loma prospects in its Montana focus area.  MegaWest’s acreage includes demonstrated light oil production from the Heath Shale from vertical wells.  Upon completion of acquisition earn in($150,000 cash, 100,000 shares of MegaWest, and a carry of its partner’s 25% working interest cost for the first well), MegaWest will own 6,015 net acres (75%) of the 7,260 acre play.

Field work is already underway for the acquisition of new 2D seismic over MegaWest’s existing Teton and Loma plays.  Interpretation of this seismic should lead to the drilling of a number of wells to test the plays.  The Company will evaluate the reservoir at Teton for potential development through the application of SAGD, steam drive or cyclic steam stimulation.  It is hoped that drilling of the Loma play will prove up a light oil discovery.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change
See attached News Release.
5.2	Disclosure for Restructuring Transactions
Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not Applicable.

Item 7.	Omitted Information Not Applicable.

Item 8.	Executive Officer For further information, please contact George Orr, Chief Financial Officer of the Company, at 604.606-7979.

Item 9.	Date of Report This report is dated August 1, 2008.

 MegaWest Acquires Devils Basin Play in Montana

Calgary, Alberta; August 1, 2008 – MegaWest Energy Corp., (the “Company” or “MegaWest”), an independent oil and gas company (OTC BB: MGWSF) (Cusip: #585168 107), specializing in non-conventional oil and gas projects with a focus on North American heavy oil, is pleased to announce its acquisition of the Devils Basin play in Montana.

MegaWest has added the Devils Basin play to the existing Teton and Loma plays in its Montana focus area.  MegaWest’s acreage includes demonstrated light oil production from the Heath Shale from vertical wells.  Upon completion of acquisition earning ($150,000 cash, 100,000 shares of MegaWest, and a carry of its partner’s 25% working interest cost for the first well), MegaWest will own 6015 net acres (75%) of the 7260 acre play.  Seismic will be used to identify prospective drill locations and MegaWest plans to test the play with a horizontal well.

Field work is already underway for the acquisition of new 2D seismic over MegaWest’s existing Teton and Loma plays.  Interpretation of this seismic should lead to the drilling of a number of wells to test the plays.  The Company will evaluate the reservoir at Teton for potential development through the application of SAGD, steam drive or cyclic steam stimulation.  It is hoped that drilling of the Loma play will prove up a light oil discovery.

MegaWest’s experienced management seeks to prove up significant resources and achieve early production from its world-class suite of operated heavy oil properties. MegaWest owns or has the right to earn an interest in over 125,000 acres in Missouri, Kansas, Kentucky, Montana and Texas. MegaWest’s strategy for growth is underpinned by three converging market factors; the need for security of energy supply in North America, the current high world oil price, and the new technical developments in commercial thermal recovery of heavy oil. MegaWest plans to establish proven and producing unconventional heavy oil reserves in each of its core areas through delineation drilling and the completion of enhanced recovery production projects.

ON BEHALF OF THE BOARD OF DIRECTORS
George T. Stapleton, II, President & CEO

For further information please visit the Company’s Website at www.megawestenergy.com.

Investor Relations:	Kelly Sledz 1.403.984.6342 info@megawestenergy.com

Forward-Looking Statement Disclaimer
This document contains statements about expected or anticipated future events and financial results regarding the timing and future performance of the Devils Basin, Teton, and Loma projects that are forward-looking in nature (collectively, “forward-looking statements”).  When used in this document, the words “could”, “expect”, “plan”, “estimate”, “intend”, “may”, “potential”, “should”, and similar expressions relating to matters that are not historical facts are forward-looking statements.  Although the Company believes that the assumptions underlying, and expectations reflected in, these forward-looking statements are reasonable, such statements involve risks and uncertainties that could cause actual results or outcomes to differ materially from those forward-looking statements. Important factors that could cause the results or outcomes discussed herein to differ materially from those indicated by these forward-looking statements include, among other things: (a) the lack of additional financing to fund the Company’s exploration activities and continued operations, including lack of capital (b) fluctuations in foreign exchange and interest rates; (c) the number of competitors in the oil and gas industry with greater technical, financial and operations resources and staff; (d) fluctuations in world prices and markets for oil and gas, including the heavy oil differential, due to domestic, international, political, social, economic and environmental factors beyond our control; (f) changes in government regulations affecting oil and gas operations and the high compliance cost with respect to governmental regulations; (g) potential liabilities for pollution or hazards against which the Company cannot adequately insure or which the Company may elect not to insure; (h) the Company's ability to hire and retain qualified employees and consultants or to access needed equipment and supplies critical to the success of Grassy Creek project; (i) operational risks in exploration, development and production, including those related to the Grassy Creek project; and (j) other factors beyond the Company’s control. For such statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada.